[Asyst Technologies, Inc. Letterhead]
December 17, 2007
Mr. Gary Todd
Review Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Re:	Asyst Technologies, Inc. Form 10-K as of March 31, 2007 Form 10-K as of March 31, 2006 File No. 000-22430
Dear Mr. Todd:
     By this letter, Asyst Technologies, Inc. (“Asyst”) respectfully responds to the comments of the Staff of the United States Securities and Exchange Commission in your December 4, 2007 letter to Asyst. We set forth below the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the December 4 letter.
     As you noted in the December 4 letter, Asyst respectfully acknowledges that: the purpose of the Staff’s review process is to assist the Company in complying with applicable disclosure requirements and to enhance the overall disclosure in its filing.
Form 10-K for the year ended March 31, 2006
Footnote Disclosure for Stock-Based Compensation, page 68
     1.     Staff Comment:     Please amend the footnotes to the audited financial statements to disclose restated stock compensation cost for each annual period prior to the most recent three years presented in the filing, as should have been reported under paragraph 45.c.2 of FASB Statement No. 123. The total of the restated stock-based compensation cost should be reconciled to the disclosure of the cumulative adjustment to the opening retained earnings. Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.
Asyst Response: We respectfully acknowledge the Staff’s comments. We advise the Staff that at the time the Company filed its Form 10-K for the year ended March 31, 2006, the Company considered FASB Statement No. 123 (“FAS 123”) paragraph 45.c.2 disclosure requirements and believed that the disclosure of the restated compensation expense was only required for years ended 2006, 2005, and 2004, corresponding to the years for which the consolidated financial statements were required in the 2006 Form 10-K. The FAS 123 pro forma disclosure for the three years ended March 31, 2006 appears in the Form 10-K in Note 4, “Significant Accounting Policies,” on page 68. Additionally, the Company disclosed in its Form 10-K the adjustment to compensation expense for the three years ended March 31, 2006 in Note 2, “Results of Independent Directors’ Stock Option Investigation,” on pages 56 to 57. The disclosure table on page 68 also provided the cumulative effect adjustment through April 1, 2004 and the total restatement adjustment to compensation expense for all periods affected by the errors.
We would also like to note that the Staff published guidance for the footnote disclosure requirements related to restated stock-based compensation expense in the form of a sample letter in January 2007. This guidance was published subsequent to the filing of the Company’s 2006 Form 10-K on October 13, 2006. The Staff indicated in the sample letter that “for each annual period preceding the most recent three years: disclosure of the information required by paragraph 45.c.2 of FASB Statement No. 123” should be reported. In light of this guidance subsequent to our prior 2006 Form 10-K filing, the Company intends to include the disclosure in our next Form 10-K filing for each annual period within its Form 10-K to be filed for the fiscal year that will end March 31, 2008. Exhibit 1 shows the disclosure that we anticipate including in the next Form 10-K filing.
The Company understands and assumes that this represents a reasonable compliance and a good faith response to the Staff’s Comment.
     Please direct any questions regarding this response to the undersigned.

Cordially,
By:	/s/ Michael A. Sicuro

Michael A. Sicuro Chief Financial Officer

Exhibit 1
Asyst Technologies, Inc. and Subsidiaries
Restatement — By Fiscal Year
The increase in stock-based compensation expense resulting from the restatement is as follows (in thousands):

	Total		Total
	Stock-Based		Stock-Based
	Compensation		Compensation
	Expense		Expense	Fiscal Year Ending March 31,
	(1995 - 2005)		(1995 - 2003)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Originally reported amounts:
Stock-based compensation expense, net of tax (originally reported)	$5,765		$2,661	$1,524	$1,580	$1,905	$305	$326	$125	$—	$—	$—	$—	$—

Restatement adjustments:

Stock-based compensation expense, pre-tax	21,735		22,367	201	(833)	2,978	4,039	6,315	4,441	2,940	1,247	311	95	1

Tax effect	(2,900)		(2,900)	—	—	4,855	(1,615)	(2,526)	(1,776)	(1,176)	(499)	(124)	(38)	(1)

Impact of restatment adjustments on net loss	$18,835	(a)	$19,467	$201	$(833)	$7,833	$2,424	$3,789	$2,665	$1,764	$748	$187	$57	$(0)

Restated amounts:

Stock-based compensation expense, net of tax (restated)	$24,600		$22,128	$1,725	$747	$9,738	$2,729	$4,115	$2,790	$1,764	$748	$187	$57	$(0)

(a)	—	Represents the cumulative adjustment through April 1, 2004 presented in the Consolidated Balance Sheet as of March 31, 2005.